SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

AMENDMENT NO. 3 TO

SCHEDULE 13E-3

(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

East Kansas Agri-Energy, LLC

(Name of Issuer)

East Kansas Agri-Energy, LLC

(Name of Person(s) Filing Statement)

LLC Membership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Danielle D. Smid

Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, PLC

666 Grand Avenue, Suite 2000

Des Moines, Iowa  50309

(515) 242-2400

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:      ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,097,484.40	$279.29

*                                         For purposes of calculating the fee only, this amount is based on 4,140 units (the number of common equity units of the Issuer to be converted into Class B or Class C units in the proposed Reclassification) multiplied by $2,197.46, the book value per unit of common equity computed as of September 30, 2007.

**                                  Determined by multiplying $9,097,484.40 by .00003070.

☒                                  Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $279.29	Filing Party: East Kansas Agri-Energy, LLC

Form or Registration No.:Schedule 13E-3	Date Filed: October 22, 2007

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document.  Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by East Kansas Agri-Energy, LLC, a Kansas limited liability company, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 13E-3 thereunder.  This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the result of the Rule 13e-3 transaction subject to this Schedule 13E-3 Transaction Statement.

Members holding member units representing the required majority of the total outstanding member units of the Company approved all of the amendments to our Amended and Restated Operating Agreement that were included in our proposed Second Amended and Restated Operating Agreement at the special meeting of members held on March 1, 2008.  Among other things, the proposed amendments provided for the reclassification of our units into newly authorized Class A, Class B and Class C units.  The units of our unit holders of record who hold 20 or more of our common equity units will receive one Class A unit for each of common equity unit held by such unit holders immediately prior to the effective time of the reclassification.  Our unit holders of record who hold as many as 19 units and as few as 10 units will receive one Class B unit for each common equity unit held by such unit holders immediately prior to the effective time of the reclassification.  Our unit holders of record who hold 9 or fewer units will receive one Class C unit for each common equity unit held by such unit holders immediately prior to the effective time of the reclassification.  Upon approval of the proposed Second Amended and Restated Operating Agreement, the reclassification was immediately effected and as a result our unit holders of record who held 20 or more of our common equity units immediately prior to the reclassification have the right to receive one Class A unit for each of their common equity units.  Our holders of record who held as many as 19 units and as few as 10 units immediately prior to the reclassification have the right to receive one Class B unit for each of their common equity units.  Our holders of record who held 9 or fewer units immediately prior to the reclassification have the right to receive one Class C member unit for each of their common equity units.

The reclassification has reduced the number of holders of our common equity units to less than 300, enabling the Company to terminate its registration and suspend its reporting obligations with the Securities and Exchange Commission.  The Company expects to file a Form 15 with the Securities and Exchange Commission to cease reporting as a public company as soon as practicable.

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.

Pursuant to the General Instructions F and G to Schedule 13E-3, the definitive proxy statement of the Company filed on January 29, 2008 including all appendices and exhibits thereto, is expressly incorporated by reference herein in its entirety.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EAST KANSAS AGRI-ENERGY, LLC

Date:	March 1, 2008	/s/ William R. Pracht
William R. Pracht
President (Principal Executive Officer)